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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         (Amendment No. 22 (Revised) )*


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   559092-40-8
                         ------------------------------
                                 (CUSIP Number)


                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                September 1, 1997
       --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP No.  559092-40-8                            Page  2   of   10   Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

             William A. Fresh
--------------------------------------------------------------------------------
 2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3        SEC Use Only


--------------------------------------------------------------------------------
 4        Source of Funds (See Instructions)

             PF
--------------------------------------------------------------------------------
 5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                       |_|

--------------------------------------------------------------------------------
 6        Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                   7      Sole Voting Power

                             1,639,636      (includes  250,700 shares underlying
                                            currently  exercisable  options  and
                                            203,338 shares underlying  currently
                                            exercisable warrants)
   Number of     ---------------------------------------------------------------
     Shares         8     Shared Voting Power
  Beneficially
   Owned by                  2,111,332      (includes  15,000  shares underlying
      Each                                  currently exercisable warrants)
   Reporting     ---------------------------------------------------------------
     Person        9      Sole Dispositive Power
      With
                             1,639,636      (includes  250,700 shares underlying
                                            currently  exercisable  options  and
                                            203,338 shares underlying  currently
                                            exercisable warrants)
                 ---------------------------------------------------------------
                  10      Shared Dispositive Power

                             2,111,332      (includes  15,000  shares underlying
                                            currently exercisable warrants)
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

             3,750,968      (includes  250,700  shares  underlying  currently
                            exercisable options and 218,338 shares underlying
                            currently exercisable warrants)
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

             26.6%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

 CUSIP No.  559092-40-8                            Page  3  of   10   Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1        Names of Reporting Persons.
          I.R.S. Identification Nos. of above person (entities only)

             Reva Luana Fresh
--------------------------------------------------------------------------------
 2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3        SEC Use Only


--------------------------------------------------------------------------------
 4        Source of Funds (See Instructions)

             N/A
--------------------------------------------------------------------------------
 5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                                       |_|

--------------------------------------------------------------------------------
 6        Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                   7      Sole Voting Power

                             -0-
    Number of    ---------------------------------------------------------------
      Shares       8      Shared Voting Power
   Beneficially
    Owned by                 2,111,332      (includes 15,000 shares underlying
       Each                                 currently exercisable warrants)
    Reporting    ---------------------------------------------------------------
      Person       9      Sole Dispositive Power
       With
                             -0-
                 ---------------------------------------------------------------
                  10      Shared Dispositive Power

                             2,111,332      (includes 15,000 shares underlying
                                            currently exercisable warrants)
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

             2,111,332      (includes  15,000  shares  underlying  currently
                            exercisable warrants)
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

             15.5%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

 CUSIP No.  559092-40-8                            Page   4   of   10   Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

             WAF Investment Company
--------------------------------------------------------------------------------
 2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3        SEC Use Only


--------------------------------------------------------------------------------
 4        Source of Funds (See Instructions)

             N/A
--------------------------------------------------------------------------------
 5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                                       |_|

--------------------------------------------------------------------------------
 6        Citizenship or Place of Organization

             Utah
--------------------------------------------------------------------------------
                   7      Sole Voting Power

                             -0-
     Number of   ---------------------------------------------------------------
       Shares       8     Shared Voting Power
    Beneficially
     Owned by                868,000  (includes  15,000  shares  underlying
        Each                 currently exercisable warrants)
     Reporting   ---------------------------------------------------------------
       Person      9      Sole Dispositive Power
        With
                             -0-
                 ---------------------------------------------------------------
                  10      Shared Dispositive Power

                             868,000 (includes 15,000 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

             868,000 (includes 15,000 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
12        Check If the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

             6.4%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

             PN
--------------------------------------------------------------------------------

 CUSIP No.  559092-40-8                            Page   5   of   10   Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      This Revised Amendment No. 22 to the Schedule 13D of William A. Fresh, Reva Luana Fresh and WAF Investment Company amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 1, 1992, Amendment No. 1 thereto filed on December 9, 1992, Amendment No. 2 thereto filed on February 9, 1993, Amendment Nos. 3, 4, 5, 6, 7, 8 and 9 thereto filed on May 24, 1994, Amendment No. 10 thereto filed on October 4, 1994, Amendment Nos. 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20 thereto filed on February 24, 1997,
Amendment No. 21 thereto filed on May 8, 1997, Revised Amendment No. 21 thereto filed herewith and Amendment No. 22 thereto filed on December 10, 1997. This revision is being filed to correct the number of shares previously reported as beneficially owned by William A. Fresh.
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

      (b)   Name of Issuer:  Magellan Technology, Inc. (the "Issuer")

      (c) Address of Issuer's Principal Executive Office: 13526 South 110 West, Draper, UT 84020

Item 2. Identity and Background

      (a)   Name: William A. Fresh ("WA  Fresh")
                  Reva Luana Fresh ("RL Fresh")
                  WAF Investment Company ("WAF")

      (b)   Residence address for WA Fresh and RL Fresh and business address for
            WAF:

                  2238 East Gambel Oak Drive, Sandy, Utah 84092

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  WA Fresh is the Chief Executive Officer and Chairman of the Board of the Issuer; RL Fresh is not employed outside of the home; and WAF is in the business of investments.

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

      (f)   Citizenship of WA Fresh and RL Fresh:  United States
            Citizenship of WAF: Utah

 CUSIP No.  559092-40-8                            Page   6   of   10   Pages

                                  SCHEDULE 13D



Item 3. Source and Amount of Funds or Other Consideration

            On September 1, 1997, the Issuer granted to WA Fresh warrants to purchase 50,000 shares of the Common Stock in exchange for guaranteeing a line of credit extended to the Issuer. On the same date, the Issuer granted to WA Fresh additional warrants to purchase 60,000 shares of the Common Stock in exchange for loaning $400,000 to the Issuer. The source of the funds loaned to the Issuer was personal funds of WA Fresh. WA Fresh has transferred 15,000 of such warrants to WAF. No consideration was paid by WAF for such warrants.

Item 4. Purpose of Transaction

            On September 1, 1997, the Issuer granted warrants exercisable for a total of 110,000 shares of the Common Stock to WA Fresh for the purposes stated in Item 3 above. Of such warrants, WA Fresh transferred 15,000 warrants to WAF for investment purposes.

            WA Fresh, RL Fresh and WAF reserve the right to purchase additional securities of the Issuer or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, WA Fresh, RL Fresh and WAF presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number of shares of the Common Stock beneficially owned by WA Fresh is 3,750,968 shares, which includes (i) 1,010,598 shares of the Common Stock held by WA Fresh in his own name, (ii) 50,000 shares of the Common Stock held by WA Fresh and RL Fresh as the trustees of The Reva Luana Fresh Family Living Trust, (iii) 203,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh, (iv) 250,700 shares of the Common Stock underlying currently exercisable options held by WA Fresh, (v) 853,000 shares of the Common Stock held by WAF of which WA Fresh and RL Fresh are the general partners, (vi) 1,133,332 shares of the Common Stock held by RL Fresh, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (vii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (viii) 100,000 shares held by the William A. Fresh and Reva Luana Fresh Charitable Remainder Trust (the "Charitable Remainder Trust"), (ix) 15,000 shares of the Common Stock underlying currently exercisable warrants held in the name of WAF and (x) 75,000 shares of the Common Stock held by WA Fresh as Custodian for the benefit of a family member. The 3,750,968 shares of the Common Stock represent 26.6% of the outstanding shares of the Issuer.

            The aggregate number of shares of the Common Stock beneficially owned by RL Fresh is 2,111,332 shares, which includes (i) 853,000 shares of the Common Stock held by WAF, of which WA Fresh and RL Fresh are the general partners, (ii) 1,133,332 shares of the Common Stock held by RL Fresh in her own name, (iii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members, (iv) 50,000 shares of the Common Stock held by RL Fresh and WA Fresh as the trustees of The Reva Luana Fresh Family Living Trust and (v) 15,000 shares of the Common Stock underlying currently exercisable warrants held in the name of WAF. The
            2,111,332 shares of the Common Stock represent 15.5% of the outstanding shares of the Issuer.

 CUSIP No.  559092-40-8                            Page   7   of   10   Pages

                                  SCHEDULE 13D




            The aggregate number of shares of the Common Stock beneficially owned by WAF is 868,000 shares, of which 15,000 shares underlie currently exercisable warrants. Such securities represent 6.4% of the outstanding shares of the Issuer.

      (b) WA Fresh has the sole power to vote, direct the vote, dispose and direct the disposition of (i) the 1,010,598 shares of the Common Stock held in his own name, (ii) the 203,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh,
            (iii) the 250,700 shares of the Common Stock underlying currently exercisable options held by WA Fresh, (iv) the 100,000 shares held by the Charitable Remainder Trust and (v) the 75,000 shares held by WA Fresh as Custodian for the benefit of a family member.

            Due to their spousal relationship, WA Fresh may be deemed to share with RL Fresh the power to vote, direct the vote, dispose of and direct the disposition of (i) the 1,133,332 shares of the Common Stock held in the name of RL Fresh and (ii) the 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members. In addition, WA Fresh and RL Fresh, as the general partners of WAF, share the power to vote, direct the vote, dispose and direct the disposition of (i) the 853,000 shares of the Common Stock held in the name of WAF and (ii) the warrants to purchase 15,000 shares of the Common Stock, which warrants are held in the name of WAF. Lastly, WA Fresh and RL Fresh, as the trustees of The Reva Luana Fresh Family Living Trust, share the power to vote, direct the vote, dispose and direct the disposition of the 50,000 shares held in the name of such trust. Neither RL Fresh nor WAF have the sole power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

      (c)   See Item 3 and Item 4 above.

            In addition, on August 1, 1997, the Charitable Remainder Trust acquired 50,000 shares of the Common Stock from another shareholder of the Issuer, in a private transaction, at a price of $.375/share.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None.

Item 7. Material to Be Filed as Exhibits

            Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

 CUSIP No.  559092-40-8                            Page   8   of   10   Pages

                                  SCHEDULE 13D




                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 1998                         /s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
Date                                      William A. Fresh by Richard G. Brown,
                                          Attorney-in-Fact  pursuant  to a Power
                                          of Attorney  dated November 7, 1996, a
                                          manually  signed  copy of  which is on
                                          file   with   the    Commission    and
                                          incorporated herein by this reference



February 12, 1998                         /s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
Date                                      Reva Luana Fresh, by Richard G. Brown,
                                          Attorney-in-Fact  pursuant  to a Power
                                          of Attorney  dated November 7, 1996, a
                                          copy  of  which  is on file  with  the
                                          Commission and incorporated  herein by
                                          this reference


                                          WAF Investment Company,
                                          a Utah limited partnership


February 12, 1998                         By:/s/ RICHARD G. BROWN
------------------------------------         -----------------------------------
Date                                      William A. Fresh,  General Partner, by
                                          Richard  G.  Brown,   Attorney-in-Fact
                                          pursuant to a Power  of Attorney dated
                                          February 14, 1997,  a copy of which is
                                          on  file   with  the  Commission   and
                                          incorporated herein by this reference

 CUSIP No.  559092-40-8                            Page   9   of   10   Pages

                                  SCHEDULE 13D



                               INDEX TO EXHIBITS




    Exhibit             Description
-----------------      ---------------------------------------------------------


       A                Written  agreement  relating  to the  filing  of a joint
                        statement  as  required  by  Rule  13d-1(f)   under  the
                        Securities Exchange Act of 1934.

 CUSIP No.  559092-40-8                            Page   10   of   10   Pages

                                  SCHEDULE 13D


                                   EXHIBIT A
                                   ---------


                                   AGREEMENT
                                   ---------

      Each of the  undersigned  agrees  that this  Revised  Amendment  No. 22 to
Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.




February 12, 1998                         /s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
Date                                      William A. Fresh by Richard G. Brown,
                                          Attorney-in-Fact  pursuant  to a Power
                                          of Attorney  dated November 7, 1996, a
                                          manually  signed  copy of  which is on
                                          file   with   the    Commission    and
                                          incorporated herein by this reference



February 12, 1998                         /s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
Date                                      Reva Luana Fresh, by Richard G. Brown,
                                          Attorney-in-Fact  pursuant  to a Power
                                          of Attorney  dated November 7, 1996, a
                                          copy  of  which  is on file  with  the
                                          Commission and incorporated  herein by
                                          this reference


                                          WAF Investment Company,
                                          a Utah limited partnership


February 12, 1998                         By:/s/ RICHARD G. BROWN
------------------------------------      --------------------------------------
Date                                      William A. Fresh,  General Partner, by
                                          Richard  G.  Brown,   Attorney-in-Fact
                                          pursuant to a Power  of Attorney dated
                                          February 14, 1997,  a copy of which is
                                          on  file  with   the   Commission  and
                                          incorporated herein by this reference